Exhibit 3.1

RLJ LODGING TRUST

ARTICLES SUPPLEMENTARY

RLJ Lodging Trust, a Maryland real estate investment trust (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST:  Under a power contained in Section 3-802(c) of Title 3, Subtitle 8 of the Maryland General Corporation Law (the “MGCL”), the Company, by resolutions of its Board of Trustees (the “Board of Trustees”) duly adopted at a meeting duly called and held, prohibited the Company from electing to be subject to Sections 3-803, 3-804(a), 3-804(b) and 3-805 of the MGCL, unless such election is first approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

SECOND: The election to prohibit the Company from becoming subject to Sections 3-803, 3-804(a), 3-804(b) and 3-805 of the MGCL without the stockholder approval referenced above has been approved by the Board of Directors in the manner and by the vote required by law.

THIRD:  The undersigned officer acknowledges these Articles Supplementary to be the act of the Company and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be executed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this 23rd day of February, 2015.

ATTEST:		RLJ Lodging Trust

/s/ Anita Cooke Wells		/s/ Thomas J. Baltimore, Jr.
Name:	Anita Cooke Wells	Name:	Thomas J. Baltimore, Jr.
Title:	Vice President, Administration and	Title:	President and Chief Executive Officer
Corporate Secretary